UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission File Number: 1-9047
A. Full title of the Plan:
Savings Bank Employees Retirement Association 401(k) Plan
as Adopted by Benjamin Franklin Bank
B. Name of the issuer of the securities held pursuant
to the Plan and the
address of its principal office:
Independent Bank Corp.
288 Union Street
Rockland, Massachusetts 02370
As filed on June 29, 2009

SAVINGS BANKS EMPLOYEES RETIREMENT
ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007
(With Independent Registered Public Accounting Firm’s Report Thereon)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PLAN SPONSOR
ROCKLAND TRUST COMPANY, SUCCESSOR TO BENJAMIN FRANKLIN BANK
We have audited the accompanying statements of net assets available for benefits of the Savings Banks Employees Retirement Association 401(k) Plan as adopted by Benjamin Franklin Bank (the Plan), as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2008 and assets (acquired and disposed within year) for the year ended December 31, 2008, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

June 29, 2009
Boston, MA

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2008	2007
INVESTMENT IN SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION COMMON/ COLLECTIVE TRUST, at fair value	$8,622,157	$10,646,239
PARTICIPANT LOANS	240,970	262,781

NET ASSETS AVAILABLE FOR BENEFITS	$8,863,127	$10,909,020

The accompanying notes are an integral part of the financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2008	2007
ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income (loss):
Net investment gain (loss) from investment in Savings Banks Employees Retirement Association Common/Collective Trust	($1,883,721)	$94,505
Interest income — participant loans	19,312	19,331

	(1,864,409)	113,836

Contributions:
Employer’s	323,232	475,954
Participants’	650,104	654,529
Participant rollovers	6,292	56,619

	979,628	1,187,102

Total (reduction) addition to net assets	(884,781)	1,300,938

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid to participants	1,148,663	863,191
Deemed distributions of participant loans	12,449	13,080

Total deductions	1,161,112	876,271

NET (DECREASE) INCREASE	(2,045,893)	424,667

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	10,909,020	10,484,353

End of year	$8,863,127	$10,909,020

The accompanying notes are an integral part of the financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
A.	Description of the Plan:

The following description of the Savings Banks Employees Retirement Association (“SBERA”) 401(k) Plan as adopted by Benjamin Franklin Bank (the “Bank”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
Merger:
Effective April 10, 2009, Benjamin Franklin Bank was acquired by Independent Bank Corp., parent of Rockland Trust Company, successor plan sponsor to the Plan.
General:
The Plan is part of the SBERA Common/Collective Trust (the “Trust”). Under the trust agreement, the Plan owns a portion of the net assets of the Trust. Within the Trust, each Plan’s assets are jointly invested and the return on the assets is allocated to each Plan based on the percentage of ownership each Plan has in the Trust’s net assets. Contributions made to and benefits paid from the Trust for the Plan result in increases or decreases in the Plan’s ownership percentage in the net assets of the Trust. The Plan is a defined contribution plan covering substantially all employees of the Bank. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility:
To become eligible for participation, an employee must be at least age 21 and have completed three months of service.
Contributions:
Each year, participants may contribute up to 75% of their eligible compensation, not to exceed certain limits established under the Internal Revenue Code.
The Bank may match a portion of the participant’s contributions.
Participant accounts:
Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
A.	Description of the Plan — (continued):
Investments:
Participants direct the investment of their contributions and Bank matching contributions into various investment options offered by the Plan. Participants may change their choice of investments or transfer their account balances from one fund to another at any time during the year. The Plan currently offers the following investment options to participants:
Equity Account:
This Account seeks to provide capital appreciation through a professionally managed, diversified portfolio of domestic and international stocks.
Index 500 Account:
This Account attempts to provide investment results that parallel the performance of the Standard & Poor’s 500 Composite Stock Price Index.
Small Cap Growth Account:
This Account seeks long-term growth by investing primarily in common stocks of small to medium sized companies that the investment managers believe have a potential for capital appreciation significantly greater than that of the market averages.
International Equity Account:
This Account seeks to provide long-term capital appreciation by investing in foreign equity securities.
Small Cap Value Account:
This Account utilizes a highly disciplined, bottom-up value approach to investing. This process is intended to generate excess returns primarily through stock selection.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
A.	Description of the Plan — (continued):
Investments — (continued):
Large Cap Value Account:
This Account’s investment philosophy combines detailed fundamental research, bottom-up stock selection and portfolio construction, and disciplined management of portfolio volatility to achieve strong risk-adjusted returns over full market cycles.
Large Cap Growth Account:
This Account uses a highly disciplined, mathematical investment strategy designed to seek long-term returns in excess of the target benchmark, while reducing the risk of significant under performance.
Life Path Accounts:
These Accounts are intended for participants who would rather leave their 401(k) account asset allocation decisions to a professional investment manager. Each Account utilizes a predetermined mix of specific asset classes with frequent re-balancing back to the fund’s target allocation.
All Asset Account:
The objective of the All Asset Account is to produce returns which are 5% above the Consumer Price Index (CPI). The strategy is designed as a “fund of funds” that allocates its assets among a group of PIMCO funds. The All Asset Account rebalances among the funds as real return values shift in the market.
The SBERA Account:
The SBERA Account is designed to provide results that parallel the performance of the SBERA Defined Benefit Plan Assets. Given this objective, the Account is expected to provide investors with long-term growth of capital and income. The SBERA Account provides investors with great diversification and significantly less risk than a more concentrated portfolio.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
A.	Description of the Plan — (continued):
Investments — (continued):
Money Market Account:
This Account seeks to provide income consistent with the preservation of principal. This Account invests solely in U.S. Treasury or agency obligations with maturities of six months or less.
Certificate of Deposit:
The Bank makes available a certificate of deposit of the Bank as an investment option for 401(k) participants.
Bond Account:
This Account seeks to provide a real rate of return after inflation with a high degree of stability and low volatility. The Bond Account is invested in U.S. Government and other investment grade fixed income debt.
Bank Shares:
Participants may allocate any portion of their contributions to purchase common shares of Benjamin Franklin Bancorp, Inc., the parent company of Benjamin Franklin Bank. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. Investments in Benjamin Franklin Bancorp, Inc. common stock amounted to $2,212,686 and $1,748,429 at December 31, 2008 and 2007, respectively.
Vesting:
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their accounts plus earnings thereon is also vested immediately.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
A.	Description of the Plan — (continued):
Payment of benefits:
On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount or in annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Hardship withdrawals:
The Plan allows participants to make hardship withdrawals, provided certain conditions are met.
B.	Summary of Significant Accounting Policies:
Basis of accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting.
Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.
Investment valuation and income recognition:
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note I for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net investment income (loss) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
B.	Summary of Significant Accounting Policies — (continued):
Benefit payments:
Benefits are recorded when paid.
C.	Investments:

The Plan owned approximately 1.27% and 1.20% of the fair value of the Trust’s net assets at December 31, 2008 and 2007. The unaudited financial statements of the Trust as a whole at December 31, follow:

	2008	2007

Assets:
Investments:
Collective funds:
Fixed income	$111,310,759	$112,537,567
Equity	160,139,277	302,066,398
Diversified	40,474,903	50,098,266
Short-term investments	78,212,698	72,850,371

Total collective funds	390,137,637	537,552,602

Equity securities	181,401,355	271,766,925
Mutual funds	57,686,488	66,167,928
Hedge funds	27,038,581	—
Certificates of deposits	6,119,294	3,243,359
Loans to 401(k) plan participants	11,011,870	10,049,984

Total investments	673,395,225	888,780,798

Cash	24,083,832	17,873,906
Other assets	1,532,337	1,732,617

Total assets	699,011,394	908,387,321

Liabilities:
Accrued operating and other expenses	950,163	1,307,350

Net assets available for benefits	$698,061,231	$907,079,971

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
C.	Investments — (continued):

Trust investment income (loss) for the years ended December 31 was comprised of:

	2008	2007

Investment income (loss):
Net realized (losses) gains on investments	($14,852,509)	$39,397,542
Interest and dividends	7,959,772	10,004,963
Unrealized (depreciation) appreciation of investments	(201,914,709)	5,227,051

Total investment income (loss)	(208,807,446)	54,629,556
Administrative expenses	(2,853,590)	(2,529,153)

Total Trust net investment income (loss)	($211,661,036)	$52,100,403

D.	Related Party Transactions:

Northeast Retirement Services (NRS), a related party through a common Board of Directors, provides consulting, recordkeeping and other services in connection with the administration of the 401(k) plan for the Savings Banks Employees Retirement Association (SBERA). The costs associated with these services are funded by an assessment on each SBERA employer member on a quarterly basis for their proportionate share. In 2008 and 2007 the rate for the 401(k) plan was $679.50 per employer member per quarter, plus $21.50 per active participant per quarter, plus an additional 1.25% basis assessment on assets.

E.	Tax Status:

The Savings Banks Employee Retirement Association (SBERA) 401(k) Plan is a Prototype Plan which was approved by the Internal Revenue Service on February 14, 2002. The Plan has been amended since receiving this determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
F.	Plan Termination:

Effective April 10, 2009, the Plan has been frozen and all participants have become 100% vested in their accounts. The Plan assets will be merged into Rockland Trust Company’s existing 401k Plan, the Rockland Trust Company Employee Savings, Profit Sharing and Stock Ownership Plan.

G.	Assets Allocated to Former Employees:

The statements of net assets available for benefits at December 31, 2008 and 2007 includes $1,484,851and $2,481,824, respectively, allocated to participants who were no longer employees of the Bank.

H.	Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I.	Fair Value Measurements:

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
I.	Fair Value Measurements — (continued):
Level 2	Inputs to the valuation methodology include: a) quoted prices for similar assets or liabilities in active markets; b) quoted prices for identical or similar assets or liabilities in inactive markets; c) inputs other than quoted prices that are observable for the asset or liability; and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measure at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007:
Savings Banks Employees Retirements Association Common/Collective Trust: The Plan’s interest in the common trust fund (the Savings Banks Employees Retirement Association Common/Collective Trust) is based upon the fair value of the common trust’s underlying investments as based on information reported by the investment advisor using the unaudited financial statements of the common trust at year end. The Trust reports bonds and other obligations, short-term investments and equity securities at fair values based on published quotations. Collective funds and hedge funds (Funds) are valued in accordance with valuations provided by such Funds, which generally value marketable securities at the last reported sales price on the valuation date and other investments at fair value, as determined by each Fund’s manager. Certificates of deposits are valued at amortized cost, which approximates fair value.
Participant Loans: Valued at amortized cost, which approximates fair value.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
I.	Fair Value Measurements — (continued):

The following table sets forth by level, within the fair value hierarchy, the plan’s assets at fair value as of December 31, 2008 and 2007:

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Investment in Savings Banks
Employees Retirement Association Common/Collective Trust	$—	$—	$8,622,157	$8,622,157
Participant Loans	$—	$—	$240,970	$240,970

	$—	$—	$8,863,127	$8,863,127

	December 31, 2007
	Level 1	Level 2	Level 3	Total
Investment in Savings Banks
Employees Retirement Association Common/Collective Trust	$—	$—	$10,646,239	$10,646,239
Participant Loans	$—	$—	$262,781	$262,781

	$—	$—	$10,909,020	$10,909,020

The categorization of the Plan’s investment in the Common/Collective Trust as a Level 3 investment does not reflect the fact that many of the underlying investments held by the Common/Collective Trust in which the Plan invests, if owned directly by the Plan, would be classified as Level 1 investments.

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(continued)
I.	Fair Value Measurements — (continued):

The following table sets forth a summary of changes in fair values of the Plan’s Level 3 assets for the year ended December 31, 2008:

Balance, beginning of year	$10,909,020
Net investment loss allocated from the Common/Collective Trust	(1,883,721)
Interest income	19,312
Contributions	979,628
Benefits paid	(1,161,112)

Balance, end of year	$8,863,127

The changes in the table above are reflected in the Statements of Changes in Net Assets Available for Benefits.

J.	Subsequent Event:

Subsequent to year-end, the Benjamin Franklin Bank was acquired by Independent Bank Corp., parent of Rockland Trust Company.

SUPPLEMENTAL SCHEDULES

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT YEAR END)
AS OF DECEMBER 31, 2008

		(c)
	(b)	Description of investment, including		(e)
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	Current
(a)	lessor, or similar party	collateral, par, or maturity value	Cost	Value

*	The Savings Banks Employees Retirement Association	The Savings Banks Employees Retirement Association Common/Collective Trust	$9,531,990	$8,622,157

*	Participant Loans	Interest rates ranging from 5.0% to 9.25%	-0-	240,970

				$8,863,127

*	Party in interest to the Plan

SAVINGS BANKS EMPLOYEES RETIREMENT ASSOCIATION 401(k) PLAN
AS ADOPTED BY BENJAMIN FRANKLIN BANK
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (ACQUIRED
AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2008

(b)
(a)	Description of investment, including	(c)	(d)
Identity of Issue, Borrower	maturity date, rate of interest,	Cost of	Proceeds of
Lessor of Similar Party	collateral, par, or maturity value	Acquisitions	Dispositions
Participant Loans	Interest rates ranging from 5.0% to 9.25%	$ - 0 -	$ - 0 -

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Savings Banks Employees Retirement Association 401(k) Plan as Adopted by Benjamin Franklin Bank have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Banks Employees Retirement Association 401(k) Plan as Adopted by Benjamin Franklin Bank
(Name of Plan)
Date: June 29, 2009	/s/ Denis K. Sheahan
Denis K. Sheahan
Chief Financial Officer Independent Bank Corp.